Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer's e-mail: tpuzzo@msn.com

Writer's cell: (206) 412-6868

November 25, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Loop Industries, Inc., f/k/a First American Group Inc. (the "Company");
Amendment No. 2 to Form 8-K, Filed October 29, 2015; Revised Preliminary Information Statement on Schedule 14C, Response Dated October 27, 2015; File No. 000-54768

Dear Mr. Spirgel:

On behalf our client, the Company, I confirm that yesterday, November 24, 2015, I spoke with the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the timing of when the Company expects to file responses to the Staff letters to the Company dated (i) November 6, 2015 regarding the referenced Company response regarding its revised preliminary information statement on Schedule 14C, and (ii) November 6, 2015, regarding the referenced Amendment No. 2 to Form 8-K. I confirm that the Company's independent registered public accounting firm has informed the Company that it expects to have information to the Company in order for the Company to respond to the Staff's letters not later than December 3, 2015. Therefore, the Company expects to respond to the Staff's letters not later than December 4, 2015.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo